                                                                EXHIBIT 99(b)(2)

                      FAIR MARKET VALUE APPRAISAL FOR THE

                            ALBUQUERQUE, NEW MEXICO
                            CABLE TELEVISION SYSTEM


                                APRIL 30, 1997



                                 PREPARED FOR

                            JONES INTERCABLE, INC.
                               TIMOTHY J. BURKE



                                  PREPARED BY


                           WESTERN CABLESYSTEMS, INC
                         R. MICHAEL KRUGER, PRESIDENT
                         CABLE TELEVISION MANAGEMENT,
                          CONSULTING, AND APPRAISALS

                               513 WILCOX, #230
                             CASTLE ROCK, CO 80104
                                 303-688-4462

                      BACKGROUND AND LIMITING CONDITIONS
                      ----------------------------------

Western was asked by Jones to prepare an analysis of the fair market value as a going concern of the assets of the Albuquerque, New Mexico cable television system as of April 30, 1997. This appraisal report is being issued pursuant to the June 20, 1997 engagement letter between Jones and Western. This report presents key data, our analysis and assumptions, and our conclusions.

The assets being appraised include, as an assemblage, all of the tangible and intangible assets and personal property necessary to operate the cable television system as a going concern, consistent with past practice and industry norms. The assets include the antennas and signal receiving equipment, strand, conduit, cables, amplifiers, passive devices, drops, converters, tools, test equipment, subscriber records, franchises, pole attachment agreements, easements, supplier and programming contracts, and goodwill. Financial assets such as cash, accounts receivable, and liabilities, are not considered.

The appraisal is based on financial data provided by Jones, including Income Statements for the 12 months ended December 31, 1994, 1995, and 1996, and the four months ended April 30, 1997, and the operational data presented herein, such as passings and subscriber counts.

The appraiser visited the system on June 24, 1997.   The system manager and
acting engineer were interviewed to obtain data including subscriber history, technical data, demographics, and local economic information. The appraiser toured representative portions of the general market area.

The work herein is based on data provided by Jones, and we assume no responsibility for the accuracy of such data. Western has used customary techniques and industry knowledge available to Western in preparing this report. Western does not warrant or represent that the appraised value is that which would actually be obtained in an open market transaction, or that the value would be upheld in litigation or administrative proceeding. Accordingly, Western (including its officers, employees, and owners) does not indemnify or hold harmless any user of this report in any manner against any costs, losses, or damages arising out of the use of the appraised value or other conclusions contained herein.

                         Albuquerque, NM, 4/97, Page 2
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GENERAL DESCRIPTION
-------------------

The company serves substantially all of the Albuquerque, New Mexico metropolitan area. The community is located in north-central New Mexico. Other than Santa Fe, the closest large metro areas are Denver, Phoenix, and El Paso, all several hours distant. As of April 30, 1997, key data are:


              Homes Passed                               233,070

              Residential Basic Subs                     112,530       (48%)
              Commercial/Bulk EBU's (14,361 units)         3,940
                    Total EBU's                          116,470
              Pay Units                                   60,912       (54%)

              Plant Miles                                  2,561
                    Homes Per Mile                            91
              Number of headends                               3
              Channels in use                                 56
              Plant Channel Capacity                          60


The Albuquerque headend serves 94% of the customers; outlying headends in Bosque Farms and Bernalillo serve the balance.

The demographics are predominantly middle-class family. The ethnic composition is about 38% Hispanic, of which about half speak Spanish as a primary or exclusive language. There are about 10% Oriental and black, and 52% white.

The older "inner" areas consist mostly of commercial and small industrial areas, and smaller homes and apartments in an urban setting. Outlying areas have a number of new subdivisions with more expensive homes and uppper-middle income families, with accompanying malls, commercial areas, and some service-business offices. We did not see any major "poverty" areas, and the number of very high-priced homes, while increasing, is still relatively low. New homes in most areas are priced around $180,000. Older homes, particularly in the central areas, sell at around $110,000.

Albuquerque has a stable and diverse economy. Historically, it has had a mix of small industry and service business. In the past 30 years, a "high-tech" community has steadily grown, as a result of nearby advanced government research facilities such as Sandia Labs and Los Alamos. While the stability of this segment has fluctuated due to government spending changes, other high-tech is starting to augment government-oriented facilities. Intel located a chip plant here several years ago, and continues to expand. Other computer-based companies are also relocating and expanding here. There have been several small startups and expansions recently, but no significant reductions. The University of New Mexico is here, and the area serves as a regional center for finance, medicine, etc. Overall, the economy is steady and healthy, but not "explosive".

                         Albuquerque, NM, 4/97, Page 3
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                                PASSINGS GROWTH
                                ---------------

The company reported a passing count of 200,483 at 1/1/93, and 233,070 at 4/30/97. Growth over the four year period was fairly steady, at an average of 8,146, at a rate of 3.8%. However, management indicates that a substantial part of this growth came from database correction, audits, changes in definition, etc. Local management estimates that actual growth in homes has been about 3,500 homes per year in the past 12-18 months. The system budget calls for about 4,100 new homes in 1997. We would support this lower estimate, based on our general observations of the extent of housing development that we saw in our visit. We also believe that the housing boom in the Rockies of the past few years may be slowing. We used growth of 4,100 homes for the first year, and 2.5% annual growth in the 10-year projections.

New development is coming principally from small builders, and most is on the west side. A few high-end projects are underway in the east. There are no immediate barriers to growth, but in the long term water will be a key issue. Over 90% of the water is from nonrenewable groundwater, and levels are falling. This is becoming an issue, and could eventually slow growth.

There are a few unserved areas along the foothills, but they do not have sufficient density to warrant cable. The company presently serves them in a limited fashion using MMDS (see below). In aggregate, ther areas are small and not likely to be served soon.

The Rio Rancho system is surrounded by Jones. It has about 8,000 customers, and may be acquired in the future, but there are no discussions underway.
Otherwise, there are no potential expansions of the system.


                            SUBSCRIBER PENETRATION
                            ----------------------

Basic penetration has been just under 50% for several years. Management indicates that there is a relative lack of interest in television. The high Hispanic level is a key factor, as this is a tough market across the industry. The availability of good offair signals is also a major factor.

Penetration in similar Southwest markets is also similar. Nearby Santa Fe is at 51%. Tucson is around 45%. Carlsbad and Roswell, which have very limited offair, are in the 60%-70% range. El Paso is similar to Albuquerque, but does reach 63%.

While the current system performance is reasonable, we believe the proposed changes in service this fall, coupled with a new emphasis on targeted marketing to Hispanics, will slowly increase penetration.

                         Albuquerque, NM, 4/97, Page 4
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                         SUBSCRIBER RATES AND SERVICES
                         -----------------------------

The company offers very traditional programming and packages, at industry-norm rate levels:

                             Channels          Rate

           Basic                   19         10.49
           Tier                    30         16.13
           Total                   46        $26.62

           Pay channels             4       6.88-10.50
           Pay-per-view             3         varies

           Converters                       1.05- 3.57
           Remote control                      free
           Installation                    18.21-36.75


Approximately 97% of the customers take the tier, which includes the Disney Channel.

Basic includes 10 offair, 3 local/access channels, WTBS, WGN, Spanish-language, and several "filler" channels. The tier is all the better-quality satellite services. Pay includes Cinemax, HBO, Movie Channel, and Showtime. Pay-per-view offerings consist of Viewers Choice and various events.

There is no monthly fee for additional outlets.  There are a number of small
transaction fees, including late charges.   Applicable FCC and franchise fees
are added as a separate charge on bills. There are package discounts and promotional rates available from time to time.

The system took a rate increase of $1.47 in February, 1997. No further increases are planned. The company expects to revise and slightly expand its lineup this fall, and an increase next year seems likely.

                                RATE REGULATION
                                ---------------

The City of Albuquerque certified to regulate rates. The company filed a 1994 cost-of-service showing which was not seriously contested. The company believes it has adequate room to continue taking regular annual increases. There are no issues or problems at present with rates, and none are expected.

                         Albuquerque, NM, 4/97, Page 5
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                            NON-SUBSCRIBER REVENUE
                            ----------------------

The company has an extensive advertising sales department.  Due to the company's
dominance in the market, sales are strong.   This area should continue to show
steady growth.

The company has recently introduced some Sprint long-distance service options, but they are insignificant at present, and not likely to expand quickly. There is no other significant revenue source (fiber rental, tower rental, local phone) at present. It is reasonable to expect that data communication and fiber leasing could be a small source of revenue in the future.

                             STAFF AND OPERATIONS
                             --------------------

The system leases its main office and warehouse in a centrally located industrial park. An older building houses the studio operations, and has room for expansion as needed.

The system has a normal complement of test equipment, including fiber testing and splicing. The inventory is at normal 30-60 day levels. Vehicles are in good condition. The office staff is well-equipped, and uses centralized Cabledata billing services.

The system offers customary business-day service Monday through Saturday. The Jones national CSR center offers after-hours backup and technicians are dispatched on outages if necessary.

Management reports about 32% annual customer turnover, and 25% annual service call volume. Both are normal.

System staffing can be summarized as:


        Item                        Office  Field/Cons  Mkt/Ad
        ----                        ------  ----------  ------
        Number of employees             68         138      46
        Subs/employee                1,647         811       -
        Average Wages               31,000      29,000       -


In addition, the company uses extensive field contract labor; the dollar amounts are equivalent to about 29 field personnel.

The office staffing and wage rates appear normal. The field staffing, particularly if one adds in the contract labor, appears to be more extensive than we would expect for the circumstances. Levels are not extraordinarily high, but we believe the system could absorb more growth without field staff expansion. Field wages are reasonable.

                         Albuquerque, NM, 4/97, Page 6
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                                   MARKETING
                                   ---------

The system uses in-house commissioned direct salespeople on a regular basis. Direct mail, special promotions, and newspaper are used regularly, and most nonsubscribers are contacted every 1-2 months. Spanish-language staff and promotions are used regularly. Increasingly, the company is doing targeted marketing toward the Hispanic population.


                                  FRANCHISES
                                  ----------

The major Albuquerque franchise (85% of the customers) expires in 1999. Eight others expire in 1999 through 2011. Renewal discussions have started with Albuquerque. Management expects that there will be a number of demands for access support, etc., but overall expects that renewal will be accomplished without major problems.

                                  COMPETITION
                                  -----------

Residents can get good reception on 10 offair signals with standard antennas. The only major concern is that only one offair station has Hispanic broadcasting.

There is no cable overbuild, and none is likely. Management stated that US West has not indicated any intent to provide video services here.

There are three licensed MMDS systems. Jones owns one, and uses it to serve rural areas. It has about 100 customers. UNM has an 8-channel system used for educational purposes. A third operator offers 16 channels for $25. He markets principally in the outskirts, and is not an issue with only about 100 customers.

DBS competition is a factor. DirecTV started national service here, and this continues to be a target market. An outside data service (Skytrends) estimates that about 5% of overall passings are now DBS customers. Since customers have easy access to offair signals, DBS can be a threat here.

                         Albuquerque, NM, 4/97, Page 7
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                               TECHNICAL PROFILE
                               -----------------

Coaxial  Strand Mileage:  2,561, 38% aerial, 62% underground
Fiber Strand Miles:  78
Headend Electronics:  High-quality S-A
Plant Electronics:  Magnavox
Amplifier Cascade:  25 maximum
Power:  Headend and 95% of system has standby
Trunk Cable:  Old is 750 P3, new is 875/1000 P3
Distribution Cable: 500 P3; new areas 500/540/715
Pay Security:  Addressable and traps
Percent of Addressable Subs: 21%
Converter Types:  Predominantly GI 550 MHZ and Panasonic.

The older areas were built in 1978-82. The system has expanded steadily over the years to serve new areas. There has been no major rebuild, but several of the oldest areas were upgraded to 450 Mhz operation. An approximate breakout of the age and capacity of the plant is:


                                  Miles  Percent
                                  -----  --------
     330-400 old plant              111        4%
     450 mhz 1982-1992 approx.     1949       77%
     450 mhz newer areas            187        7%
     750 mhz new plant              291       12%


There are a few problems with the oldest electronics and cable, but the company is able to maintain service to high levels with careful maintenance.

Management is developing a plan for upgrading to 550 mhz throughout. The industry norm for large markets is generally 550 mhz. The timing is uncertain, but it is likely that an upgrade will follow franchise renewal in 2-3 years. Management's present estimate is $30,000,000 which is in the range of $15,000/mile. Considering the extent of undergound cable, this is reasonable.

                       DETERMINATION OF OPERATING INCOME
                       ---------------------------------

Appraising the value of cable television systems involves calculation of historic and projected operating income (commonly called "cashflow"). Operating income is defined as direct operating revenues less expenses, before capital expenditures, depreciation, and management fees. The operating income considered in appraisals is typically that which will be derived by the buyer, using his cost structure and nominal predictable changes in operations.

FIRST-YEAR PROJECTION:
----------------------

We prepared a detailed Projected-Year statement of operating income, attached. Projections are based on the company's historic income statements for 1994, 1995, and 1996. We also calculated and used a "running rate" operating income by multiplying by 3 the results for the first four months of 1997. We used this historic data to prepare an estimate of projected operating income for the first year after April 30, 1997, shown in the last column.

                         Albuquerque, NM, 4/97, Page 8

The Projected-Year subscriber revenues are based on the current subscriber count, plus allowances for growth, and on 1997 rates, plus a small allowance for increases late in 1997 or early in 1998. Other revenue items were based on consideration of past results and trends.

Certain Projected-Year expense items such as programming costs which are based on subscribers or revenue have been adjusted to match the subscriber and revenue projections for the projected year, using prior-year unit costs or ratios plus an allowance for increases where appropriate. Overhead items, such as maintenance and property tax have been based principally on longer-term trends. In preparing our detailed analysis, we reviewed key operating ratios, such as programming cost per subscriber, staffing ratios, copyright and bad debt expense levels, etc. and compared them to industry norms and our experience. All were in normal ranges except as mentioned below. A brief discussion of key individual items follows.

Passings:   Increase by 4,100 (1.8%) in the next 12 months, based on management expectation and our review of housing construction.

Basic Penetration: Increase slightly, reflecting target marketing, lineup improvements, and less DBS pressure.

Pay Penetration:  No change, reflecting recent trends.

Average Basic+Tier Revenue/Subscriber:  Use current rates plus 2%.

Average Pay Revenue/Unit:  Has been dropping; use present levels.

Pay-Per-View Revenues Per Subscriber: Appears to be growing, but levels are relatively high. Use only a small gain rate.

Advertising:  Fluctuating; use the 1996 level.

Salary: Ratios and wage levels are reasonable, as discussed above, but the system can absorb growth without increases in the field. Increase office payroll by inflation and some growth.

Bad Debt: This area is high at 2.5%, and has grown sharply; reduce it somewhat to 2%.

Basic Programming: Use the 1997 level plus increases of 10% to cover price hikes and new channels.

Premium/PPV Programming:  We used the 1997 level of 52%.

Marketing/Sales: Industry norms vary from 1% of revenue in classic systems with little need for sales, to 4% in urban markets. This system is at about 4%, but should be able to decline a bit as a percentage, given target marketing and its competitive situation; use 3.9%.

                         Albuquerque, NM, 4/97, Page 9

TEN-YEAR CASHFLOW PROJECTIONS
-----------------------------

Another appraisal technique involves projection of free cashflow for 10 years; free cashflow is equal to operating income less capital expenditures, but still before depreciation and interest, and taxes. Our ten-year projection for this system is shown on the two-page spreadsheet enclosed. We started with the data contained in the first-year projection spreadsheet, and extended it with the variables and assumptions shown.

Revenue items used are the same as for the first-year analysis. However, they include forecasts for system growth in areas such as passings, penetration, and revenue/subscriber. The small amount of commercial revenue was converted to EBU's.

We have considered the potential for new services not now offered, and have not included either the revenues or the capital and operating costs in our operating income analysis. These items are quite uncertain. Albuquerque does not have any expectations on these items that are more certain or more promising than the industry generally. We thus believe the market multiples (discussed later) adequately reflect the industry's opinions on future revenue streams.

Passings growth was assumed to be 2.5% over the long run.

Penetration increases: We limited penetration gains until immediately after the rebuild, at which time growth should increase based on the added services coming from the rebuild.

Addressable Subs & PPV Revenue/Sub: Management estimates that PPV homes will grow at 8% per year; we used a higher growth rate based on the strong PPV performance.

Basic Rate Increases: Rates are at reasonable levels, and in this situation the system should be able to keep pace with inflation for a few years. After the rebuild, it should be possible to exceed inflation.

The ten-year model uses summary expense variables which were calculated from the one-year information as follows:

     Personnel: Salaries, Tax/benefit, Professional services, contract labor, and capitalized labor
     Per-Subscriber: Office rent, Office Operation, Basic Programming, LO Programming
     Revenue-related: Franchise fee, copyright, bad debt, marketing, and advertising sales
     Premium Programming:  Pay and pay-per-view
     Per-Mile:  Insurance, Property Tax, Pole Rent, Power, System Maintenance

Personnel costs are forecasted based on current personnel costs, plus annual percentage increases to reflect growth and inflation. We calculated the amounts for the other expense categories on a per-sub or per-mile, or percentage of revenue basis, as noted.

                        Albuquerque, NM, 4/97, Page 10

The per-sub and per-mile costs were increased over the 10-year period for inflation. The percentage costs were held to the same percentage of revenue over 10 years, on the assumption that gradual increases in unit costs can be passed on to customers.

Capital costs were forecast for several items. New plant costs were calculated using new plant mileage derived from passings growth and an average per-mile cost for new plant. Drops were calculated on the assumption that a certain percentage of existing drops are replaced each year, and new drops are added equal to growth plus a churn allowance. Costs for new addressable (or other advanced) subscriber devices were allowed based on the increase in addressable subscribers. Capitalized labor is based on 1996/97 levels, plus inflation. We did not include the full charge for capitalized labor as a line item, because some of the costs are likely to be included in other capital cost lines. The capital costs for vehicles and miscellaneous is estimated from system size and current vehicle count. We used the rebuild cost estimates discussed earlier in the text.

                       DETERMINATION OF APPRAISED VALUE
                       --------------------------------

GENERAL METHODOLOGY
-------------------

Appraisal of income-producing property typically relies on one or more of three main approaches.

Replacement cost, which is the cost to assemble and put the property into operation, is not typically used in the cable television industry for valuing a property as a going concern. In addition to tangible assets, cable television business sales include a very substantial intangible value for franchise, goodwill, and customer lists. Although these intangibles can be valued separately, it is quite difficult. Thus, replacement cost is not used to estimate fair market value of a cable system.

Market value as determined by comparable transactions is a very common approach. Transaction value is typically reported on the basis of either per-subscriber cost or operating income multiple. We consider both ratios, but place much more reliance on the income multiple; per-subscriber values can vary widely depending on operating results, but multiples of operating income are more predictable because they tie directly to profitability.

The Income Approach is widely used in business valuation. Our method involves determination of the discounted present value of free cashflow generated over ten years, plus an allowance for the terminal value after ten years.

INCOME APPROACH
---------------

Ten-year free cashflow was projected, as discussed previously. The annual free cashflow was discounted using an average cost of capital calculated as shown on the spreadsheet.

We then added a terminal value based on the resale value of the system in year
10. The terminal value was calculated at 6.0 x year 10 cashflow. The industry will increasingly feel the effects

                        Albuquerque, NM, 4/97, Page 11
of increased competition. Sale multiples on existing income sources (which in part reflect perceived growth opportunities into other areas) will gradually decline as the opportunities for growth into new lines are realized or abandoned. Non-cable businesses currently trade in the 3-7 x cashflow range. Selection of 6 x should reflect the industry's maturity.

The terminal value was then discounted to a present value using the same discount rate. The discounted cashflow and discounted terminal values were added, to arrive at the estimate of potential system value shown on the worksheet, which is $205,791,000.

MARKET VALUE
------------

The prices of cable system transactions are frequently evaluated to determine the ratio of operating income (income before depreciation, interest, and management fees) to purchase price; sales results are frequently reported in the
trade press.   Per-subscriber values are also widely reported.  We consider principally the multiple of first year projected operating income. To facilitate our analysis, we compared this system to the overall market with respect to some key factors:

Future passing and subscriber growth: Albuquerque in the long run should have average growth rates.

Demographics: Demographics are perhaps a bit below average, due to the ethnic mix and relatively less higher-income residents.

Competitive situation: Competition from DBS could be a problem, since offair reception is good. The system lineup is somewhat weak. This system may face a bit more than normal pressure.

System Capacity/Quality: The need for rebuild/upgrade is a negative. The system will feel pressure for a rebuild during franchise renewal. We believe that buyers paying "market prices" expect at least 450 mhz plant, and many companies indicate that they explicitly consider costs required to take the system to 550 mhz or more.

General Operations: With regard to matters such as staff, franchise problems, etc., the system is normal.

New Revenues:  The system has average potential for these items.

System marketability: The system is of an attractive size, but is relatively isolated. It would have average marketability compared to systems of similar size.

Overall, Albuquerque would be at or slightly below market norms compared to comparably-sized systems.

                        Albuquerque, NM, 4/97, Page 12

COMPARABLE TRANSACTION DATA

We then select an appropriate multiplier from information available about other reasonably similar transactions, and the general state of the cable market. We reviewed announcements in the trade press, information from brokers, recent issues of the Cable TV Investor Newsletter, published by Paul Kagan Associates,
              ----------------------------
and other private sources.  Some of the key transactions we considered are:

Minneapolis: US West sold this 290,000-sub system to Charter for $2,069/sub, and a 10 x multiple. The system has 51% penetration. However, it is perhaps a better market with more growth potential.

Buffalo/Erie: These 166,000 customers were sold from TCI to a joint venture controlled by Adelphia. The price was reported ast 10 x, or $2,108/sub. Penetration is 60%.

Bangor, Maine: This is a somewhat smaller system at 53,000 customers at 62% penetration. Cablevision sold to Frontier at 9 x operating income, and $1,471/sub.

Myrtle Beach and Hampton, Virginia (each around 45,000 customers) were traded by Time Warner and Cox; the transactions were valued at 9.5 x, and about $1,600/sub.

Hickory, NC was purchased from Prime by Charter for 9.7 x cashflow, and $1,946 per customer. This system is contiguous to numerous other Charter operations, and has been recently upgraded.

US West reported a deal to purchase 40,000 customers in Michigan from Booth at the equivalent of about $1,875 per customer.

The market has been slow this spring, and generally in the buyer's favor, but has been improving slightly. Concern over competition from DBS has continued, although concerns about phone competition are diminishing a bit. Capital required for system upgrades is a factor. We believe that the multiple for large systems is generally in the range of 9-10 x first-year operating income. Some large systems with unusually good prospects or other favorable factors trade at higher prices. Smaller systems trade in the 7-9 range, with increased variability to reflect buyer interests and system characteristics.

Albuquerque can be valued at a multiple of 10.0 x operating income. Our calculation using the market value multiples follows:


     Projected operating income      22,236,000
     Multiple                              10.0
     Estimated value               $222,360,000

     Resultant value per EBU             $1,909


                        Albuquerque, NM, 4/97, Page 13

APPRAISED VALUE
---------------

The range of values as calculated by the two different approaches is $205,791,000 to $222,360,000. The values are reasonably consistent, and we place reliance on each. The DCF approach may better reflect the growth prospects for Albuquerque, which are perhaps a bit below some of the "comparable transactions" and the DCF does explicitly consider rebuild costs, which are a
factor. We believe a midpoint is appropriate.   We find the appraised value to
be $214,100,000.

The multiples calculated by dividing the appraised value by current subscriber count and projected income are:


           Appraised Value                 214,100,000
           Subscriber EBU's at 4/30/97         116,470
           Projected operating income       22,236,000
           Multiple                               9.63
           Per-subscriber                       $1,838


Overall, the foregoing ratios conform to the general market conditions and analysis presented above.

The appraised fair market value of the Independence system as of April 30, 1997 is $214,100,000. The appraised value represents the price which a willing buyer would pay to a willing seller, neither being under any prior obligation to complete the transaction, for the assemblage of system assets as a going concern, without any discount imputed for brokers' fees or sale costs. We believe the appraisal reflects the relevant and material general market factors, assumptions, and limitations, all of which are presented in this report. The appraisal was prepared using standard appraisal techniques, and conforms to Standards 7-10 of the Uniform Standards of Professional Appraisal Practice.

                        Albuquerque, NM, 4/97, Page 14

                        QUALIFICATIONS OF THE APPRAISER
                        -------------------------------

The appraisal was prepared by R. Michael Kruger, owner and President of Western Cablesystems, Inc. Since 1979, he has appraised hundreds of systems for a variety of clients including major MSO's, independent operators, and clients outside the CATV industry. Kruger has extensive background as a CATV executive. From 1974 to 1979, he held various operating positions at ATC, one of the industry's largest operators. In 1979, he joined a small MSO, and until mid-1986 was president of the 30,000 - subscriber company. There, in addition to his operating duties, Kruger prepared CATV system appraisals.

Kruger formed Western Cablesystems, Inc. in 1986, and is its sole owner and principal. Western has been directly involved in all aspects of system operations and finance, including several acquisitions and sales, partnership formation, debt placement, franchising, and system construction and startup. From 1986 through 1996, Western purchased, built, and operated cable systems that served approximately 21,000 customers.

In addition to continuing appraisal work, Kruger has performed consulting engagements for a wide range of topics and clients, including the economic feasibility of international cable and restructuring of individual systems to achieve financial improvements.

Kruger received a BS/MS in engineering from the Massachusetts Institute of Technology in 1967/68. In 1974, he received a Masters in Business Administration (MBA) from the Stanford University Graduate School of Business.

                        Albuquerque, NM, 4/97, Page 15
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ALBUQUERQUE OPERATING INCOME CALCULATION
                           1994  ACTUAL    1995  ACTUAL    1996  ACTUAL    4/30/97 DATA      PROJ. YEAR
                                                                       (Dollars Annualized)
SUBSCRIBER BASE:
Ending Passings                 215,651         223,809         231,709         233,070         237,170
Ending Basic Subs               106,835         109,911         112,460         112,530         116,925
Ending Pay Units                 58,838          57,189          60,373          60,912          63,291
Ending Basic Pen.                  49.5%           49.1%           48.5%           48.3%           49.3%
Ending Pay Pen.                    55.1%           52.0%           53.7%           54.1%           54.1%
Average Basic Subs              102,779         108,373         111,186         112,495         114,727
Average Pay Units                59,953          58,014          58,781          60,643          62,101
Ending Addr. Homes est.          18,900          20,600          22,400          23,096          24,944
REVENUE/SUB
Avg. Basic $/Sub                $ 21.52         $ 23.13         $ 24.25         $ 25.14         $ 25.64
Avg. Pay $/Unit                 $  9.18         $  8.91         $  8.86         $  8.78         $  8.78
Avg. PPV $/Addr Home            $ 49.57         $ 69.19         $ 69.62         $ 87.92         $ 90.00
Avg. Adv. $/Basic               $ 30.54         $ 33.01         $ 36.69         $ 32.98         $ 37.00
REVENUES
Basic, Tier, AO, Con         26,540,210      30,081,554      32,350,525      33,938,952      35,304,702
Commercial Basic                890,516         957,015         956,428       1,188,774       1,188,774
Premium Service               6,607,511       6,201,686       6,247,157       6,387,900       6,541,581
Com'l Premium                   191,889         211,147         234,533         259,032         259,032
Pay Per View                    936,947       1,425,273       1,559,572       2,030,502       2,244,931
Guide Revenue                   420,875         388,846         305,524         309,579         309,579
Installation                    794,223         774,352         685,577         650,559         625,000
Late/Other/Shop/Equip/Leas      705,829         877,797       1,207,478       1,207,407       1,200,000
Advertising Sales             3,139,269       3,577,614       4,078,980       3,710,124       4,244,914
Fran. Fee Passthru            1,570,763       1,761,254       1,862,151       1,961,307       2,024,822
     Total Revenue           41,798,032      46,256,538      49,487,925      51,644,136      53,943,335

EXPENSES
Salary-Admin.                 1,512,696       1,696,534       1,908,288       2,143,743       2,272,368
Salary-LO                             0               0               0               0               0
Salary-Field                  3,586,311       3,641,193       4,167,040       4,061,064       4,000,000
Tax/Benefit                   1,374,146       1,411,048       1,652,673       1,783,857       1,756,263
T & E                            95,121         128,344         147,801          84,618         100,000
Vehicle                         379,678         377,357         378,501         314,841         380,000
Labor/OH Capitalize          -2,325,050      -3,397,791      -4,010,911      -4,327,809      -3,500,000
Basic Programming             4,569,820       6,180,004       7,468,696       8,350,149       9,361,756
Computer Billing              1,151,002       1,277,058       1,359,867       1,485,990       1,500,000
Franchise/FCC/Dev Fees        1,883,200       2,061,803       2,281,536       2,279,049       2,427,450
Copyright                       195,101         197,457         203,187         212,589         225,000
Bad Debt/Coll.                  643,913         847,144         920,835       1,269,924       1,078,867
Premium Service               3,185,503       2,523,969       3,032,782       3,312,357       3,392,046
Pay-Per-View                    505,724         687,056         885,820       1,081,764       1,196,003
Premium-Com'l                   157,161         149,140         189,945         208,980         194,274
Merchandise                      56,678          38,951          42,569          51,273          45,000
Real Estate Rent                307,876         300,028         269,404         267,600         270,000
Power                           200,504         192,610         217,504         225,960         233,869
Insurance                       418,179         578,175         585,009         611,751         550,000
Pole Rent                       175,686         180,804         161,963         166,620         170,000
Property Tax                    178,988         172,567         272,360         337,980         350,000
System Operation                578,568         421,620         419,078         398,091         400,000
Field Contract Labor            686,200         809,500         907,685         610,944         600,000
Professional Service            123,203          88,519         101,005         132,864         100,000
Office Costs                    556,167         562,231         648,319         715,083         675,000
Marketing                     2,596,091       2,781,166       2,571,288       2,139,486       2,103,790
Advert. Sales Cost            1,396,163       1,537,684       1,775,988       1,967,181       1,825,313
     Total Expenses          24,188,629      25,444,171      28,558,232      29,885,949      31,706,998
                                                                                      0
Op. Income                   17,609,403      20,812,367      20,929,693      21,758,187      22,236,337
Margin                             42.1%           45.0%           42.3%          42.1%            41.2%

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DISCOUNTED CASHFLOW MODEL FOR APPRAISAL OF     ALBUQUERQUE
                        Change Rate      Current        Year 1     Year 2      Year 3      Year 4      Year 5     Year 6     Year 7
------------------------------------------------------------------------------------------------------------------------------------
Beginning Passings                                     233,070    237,170     243,099     249,177     255,406    261,791    268,336
Growth                        2.50%                      4,100      5,929       6,077       6,229       6,385      6,545      6,708
Ending Passings                          233,070       237,170    243,099     249,177     255,406     261,791    268,336    275,044
Passings Growth                                                      2.50%       2.50%       2.50%       2.50%      2.50%      2.50%
Ending Basic EBU's                       116,470       120,788    125,023     129,395     133,907     139,872    146,052    152,454
Ending Pay Units                          60,912        63,291     65,510      67,801      70,165      73,291     76,529     79,884
Ending Basic EBU Pen.                      49.97%        50.93%     51.43%      51.93%      52.43%      53.43%     54.43%     55.43%
Basic Penetration Change                                             0.50%       0.50%       0.50%       1.00%      1.00%      1.00%
Pay/Basic Penetration         0.00%        52.30%        52.40%     52.40%      52.40%      52.40%      52.40%     52.40%     52.40%
Average Basic EBU's                                    118,629    122,906     127,209     131,651     136,889    142,962    149,253
Average Pay Units                                       62,102     64,401      66,655      68,983      71,728     74,910     78,206
Addr Terminal Sub %                        19.80%        20.70%     25.70%      30.70%      35.70%      40.70%     45.70%     50.00%
Ending Plant Miles                         2,561         2,612      2,686       2,762       2,840       2,920      3,002      3,086
New Miles                        80                         51         74          76          78          80         82         84
New Drops                       1.1                      4,750      4,659       4,809       4,963       6,562      6,798      7,042
Rebuild Miles                                                0        400         600         600         460          0          0
Replace Drops %                                          10.00%     10.00%      10.00%      10.00%      10.00%     10.00%     10.00%
Basic Revenue/EBU                                      $307.63    $316.86     $326.36     $336.15     $346.24    $363.55    $381.73
Basic Rev/EBU Increase                                               3.00%       3.00%       3.00%       3.00%      5.00%      5.00%
Guide Rev/EBU                  2.00%                   $  2.61    $  2.66     $  2.72     $  2.77     $  2.82    $  2.88    $  2.94
Pay Revenue/Unit               2.00%                   $109.51    $111.70     $113.93     $116.21     $118.54    $120.91    $123.32
PPV Rev/Addr. Sub              7.00%                   $ 91.42    $ 97.82     $104.67     $111.99     $119.83    $128.22    $137.20
Late/Shop/Oth $/EBU            5.00%                   $ 10.12    $ 10.62     $ 11.15     $ 11.71     $ 12.30    $ 12.91    $ 13.56
Advertising Rev/EBU            7.00%                   $ 35.14    $ 37.60     $ 40.24     $ 43.05     $ 46.07    $ 49.29    $ 52.74
Personnel Cost Incr. %         3.00%                      5.85%      6.17%       6.16%       6.15%       6.63%      6.61%      6.59%
Per-Sub Expense                3.50%                   $ 98.95    $102.41     $106.00     $109.71     $113.55    $117.52    $121.63
% of Rev. Expense %                                      14.20%     14.20%      14.20%      14.20%      14.20%     14.20%     14.20%
Pay/PPV Expense %                                        52.87%     52.87%      52.87%      52.87%      52.87%     52.87%     52.87%
Per-Mile Expense               4.00%                   $   652    $   678     $   705     $   734     $   763    $   794    $   825
Capex per drop                 2.00%                   $    40    $    41     $    42     $    42     $    43    $    44    $    45
Capex per new mile             3.00%                   $25,000    $25,750     $26,523     $27,318     $28,138    $28,982    $29,851
Capex per rebuild mile                                 $     0    $15,000     $15,000     $15,000     $13,043
Capex per new adr. sub         1.00%                   $   150    $   152     $   153     $   155     $   156    $   158    $   159
REVENUE
Basic/Tier/Com'l                                    36,493,476 38,943,345  41,516,086  44,254,650  47,396,133 51,973,724 56,973,833
Guide                                                  309,579    327,154     345,381     364,589     386,679    411,910    438,637
Pay                                                  6,800,613  7,193,429   7,594,201   8,016,550   8,502,262  9,057,040  9,644,700
Pay-per-view                                         2,244,931  3,089,800   4,087,571   5,263,616   6,676,378  8,377,186 10,238,540
Installation                   3.00%                   625,000    643,750     663,063     682,954     703,443    724,546    746,283
Late/Other/Shop                                      1,200,000  1,305,423   1,418,687   1,541,634   1,683,128  1,845,687  2,023,251
Advertising                                          4,244,914  4,621,687   5,118,353   5,667,863   6,305,940  7,046,692  7,871,751
Franch. Fee billed             3.90%                 2,024,822  2,176,100   2,355,520   2,551,663   2,779,424  3,081,970  3,412,436
   Total Revenue                                    53,943,335 58,300,689  63,098,862  68,343,519  74,433,388 82,518,755 91,349,431
EXPENSES
Personnel                                            5,608,631  5,954,783   6,321,730   6,710,701   7,155,795  7,628,797  8,131,408
Per-Sub costs                                       11,951,756 12,803,800  13,715,290  14,690,305  15,881,829 17,163,983 18,543,384
Per-mile costs                                       1,703,869  1,822,300   1,948,787   2,083,870   2,228,128  2,382,175  2,546,669
Percent of Rev. costs                                7,660,420  8,279,202   8,960,584   9,705,371  10,570,185 11,718,377 12,972,409
Pay & PPV Costs                                      4,782,323  5,436,679   6,176,080   7,021,142   8,024,853  9,217,367 10,512,146
  Total Expenses                                    31,706,999 34,296,764  37,122,471  40,211,389  43,860,790 48,110,699 52,706,016
OPERATING INCOME                                    22,236,336 24,003,924  25,976,391  28,132,131  30,572,599 34,408,056 38,643,415
Operating Ratio                                          41.22%     41.17%      41.17%      41.16%     41.07%      41.70%    42.30%


                        Change Rate      Current        Year 8      Year 9     Year 10
----------------------------------------------------------------------------------------
Beginning Passings                                     275,044     281,921     288,969
Growth                        2.50%                      6,876       7,048       7,224
Ending Passings                          233,070       281,921     288,969     296,193
Passings Growth                                           2.50%       2.50%       2.50%
Ending Basic EBU's                       116,470       159,085     165,951     173,062
Ending Pay Units                          60,912        83,358      86,956      90,682
Ending Basic EBU Pen.                      49.97%        56.43%      57.43%      58.43%
Basic Penetration Change                                  1.00%       1.00%       1.00%
Pay/Basic Penetration         0.00%         52.3%        52.40%      52.40%      52.40%
Average Basic EBU's                                    155,769     162,518     169,507
Average Pay Units                                       81,621      85,157      88,819
Addr Terminal Sub %                        19.80%        60.00%      70.00%      80.00%
Ending Plant Miles                         2,561         3,172       3,260       3,350
New Miles                        80                         86          88          90
New Drops                       1.1                      7,294       7,553       7,822
Rebuild Miles                                                0           0           0
Replace Drops %                                          10.00%      10.00%      10.00%
Basic Revenue/EBU                                      $393.18     $404.97     $417.12
Basic Rev/EBU Increase                                    3.00%       3.00%       3.00%
Guide Rev/EBU                  2.00%                   $  3.00     $  3.06     $  3.12
Pay Revenue/Unit               2.00%                   $125.79     $128.31     $130.87
PPV Rev/Addr. Sub              7.00%                   $146.80     $157.08     $168.07
Late/Shop/Oth $/EBU            5.00%                   $ 14.23     $ 14.95     $ 15.69
Advertising Rev/EBU            7.00%                   $ 56.43     $ 60.38     $ 64.61
Personnel Cost Incr. %         3.00%                      6.57%       6.55%       6.53%
Per-Sub Expense                3.50%                   $125.89     $130.30     $134.86
% of Rev. Expense %                                      14.20%      14.20%      14.20%
Pay/PPV Expense %                                        52.87%      52.87%      52.87%
Per-Mile Expense               4.00%                   $   858     $   893     $   928
Capex per drop                 2.00%                   $    46     $    47     $    48
Capex per new mile             3.00%                   $30,747     $31,669     $32,619
Capex per rebuild mile
Capex per new adr. sub         1.00%                   $   161     $   162     $   164
REVENUE
Basic/Tier/Com'l                                    61,245,056  65,815,442  70,705,072
Guide                                                  466,943     496,917     528,651
Pay                                                 10,267,088  10,926,146  11,623,923
Pay-per-view                                        13,720,231  17,869,464  22,791,495
Installation                   3.00%                   768,671     791,731     815,483
Late/Other/Shop                                      2,217,162   2,428,881   2,659,997
Advertising                                          8,790,498   9,813,339  10,951,816
Franch. Fee billed             3.90%                 3,783,340   4,198,155   4,662,364
   Total Revenue                                   101,258,989 112,340,076 124,738,801
EXPENSES
Personnel                                            8,665,426   9,232,760   9,835,431
Per-Sub costs                                       20,027,122  21,622,787  23,338,509
Per-mile costs                                       2,722,311   2,909,847   3,110,075
Percent of Rev. costs                               14,379,652  15,953,262  17,713,988
Pay & PPV Costs                                     12,681,947  15,224,061  18,195,218
  Total Expenses                                    58,476,457  64,942,717  72,193,222
OPERATING INCOME                                    42,782,532  47,397,359  52,545,579
Operating Ratio                                          42.25%      42.19%      42.12%

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
CAPITAL EXPENDITURES
Drops                                                673,144     700,170     738,604     779,086     889,731    945,244   1,003,966
Addr. Converters                                     291,308   1,079,869   1,161,873   1,248,799   1,424,064  1,547,813   1,509,661
New plant                                          1,281,250   1,908,477   2,014,875   2,127,204   2,245,796  2,370,999   2,503,182
Rebuild                                                    0   6,000,000   9,000,000   9,000,000   6,000,000          0           0
Labor capitalized                35.00%            3,500,000   3,500,000   2,212,605   2,348,745   2,504,528  2,670,079   2,845,993
Vehicles                          5.00%              250,000     262,500     275,625     289,406     303,877    319,070     335,024
Other                             3.00%               50,000      50,000      51,500      53,045      54,636     56,275      57,964
 Total Capex                                       6,045,702  13,501,016  15,455,083  15,846,285  13,422,632  7,909,481   8,255,789

CAPITAL EXPENDITURES
Drops                                              1,066,076   1,131,758   1,201,211
Addr. Converters                                   3,091,568   3,364,743   3,655,705
New plant                                          2,642,735   2,790,067   2,945,613
Rebuild                                                    0           0           0
Labor capitalized                35.00%            3,032,899   3,231,466   3,442,401
Vehicles                          5.00%              351,775     369,364     387,832
Other                             3.00%               59,703      61,494      63,339
 Total Capex                                      10,244,755  10,948,892  11,696,101

DISCOUNTED FREE CASHFLOW
Operating Income                                  22,236,336  24,003,924  25,976,391  28,132,131  30,572,599 34,408,056  38,643,415
Less Capital Expenditures                          6,045,702  13,501,016  15,455,083  15,846,285  13,422,632  7,909,481   8,255,789
   Free cashflow                                  16,190,634  10,502,908  10,521,309  12,285,845  17,149,967 26,498,575  30,387,625

DISCOUNTED FREE CASHFLOW
Operating Income                                  42,782,532  47,397,359  52,545,579
Less Capital Expenditures                         10,244,755  10,948,892  11,696,101
   Free cashflow                                  32,537,777  36,448,467  40,849,478

Discount Rate                                          12.70%         Discount Rate Calculation
Net Present Value of Free Cashflow               110,413,035                       Proportion         Rate
                                                                      Equity            30.00%       20.00%
                                                                      Senior Debt       60.00%        9.00%
                                                                      Sub. Debt         10.00%       13.00%
                                                                      Blended                        12.70%
TERMINAL VALUE
Year 10 operating income                   52,545,579
Multiple                                            6
Terminal Value                            315,273,475
Discounted at                    12.70%    95,378,014


POTENTIAL VALUE
NPV of Free Cashflow                      110,413,035
NPV of Terminal Value                      95,378,014
  Total Potential Value                   205,791,049

RATIOS
Starting EBU's                                116,470
First-year Op. Income                      22,236,336
Value per EBU                                  $1,767
Op. Income Multiple                              9.25

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